RESIDENT IN ATLANTA OFFICE

DIRECT DIAL: (404) 572-6648

DNELMS@POGOLAW.COM

December 2, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel F. Duchovny

Re:	Southern BancShares (N.C.), Inc.
Schedule 13E-3 filed October 13, 2005
File No. 005-41068

Preliminary Schedule 14A filed October 13, 2005
File No. 001-14203

Ladies and Gentlemen:

On behalf of our client, Southern BancShares (N.C.), Inc. (“Southern” or the “Company”), we are responding to the comments received from your office by letter dated November 14, 2005 with respect to the above-referenced Schedule 13E-3 (“Schedule 13E-3”) and Schedule 14A (“Schedule 14A”). We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A. All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked copy of Amendment No. 1 to the Schedule 14A or Schedule 13E-3, as applicable, which are being filed concurrently and reflect the Company’s responses to your comments.

PRELIMINARY SCHEDULE 14A

Pro Forma Effect of the Reorganization, page 20

1.	Comment: Please revise the introductory paragraph to make clear that you are presenting both December 31, 2004 and June 30, 2005 information.

Response: The introductory paragraph has been revised to include the discussion of the presentation of both December 31, 2004 and September 30, 2005 (in lieu of June 30, 2005) information (see page 20).

2.	Comment: Please revise the table in this section to explain all of the adjustments made to your historical results.

Response: We have revised the proxy statement in response to this comment (see page 21).

Securities and Exchange Commission

December 2, 2005

Opinion of Independent Financial Advisor, page 26

3.	Comment: Please provide the statement required by Item 1015(c) of Regulation M-A.

Response: We have revised the Opinion of the Financial Advisor to include the statement required by Item 1015(c) of Regulation M-A (see pages 26 and 27).

Common Stock Analysis, page 28

4.	Comment: Refer to the second paragraph in the Peer Group Analyses subsection. Describe briefly the “complex considerations and judgments concerning differences…” made by Howe Barnes.

Response: We have revised the proxy statement by deleting the questioned phrase in response to this comment (see page 28).

5.	Comment: Please explain why Howe Barnes elected to weight the indicated price ranges relating to earnings at a different level than those relating to book value.

Response: Pricing ratios based on earnings were weighted more heavily than pricing ratios based on book value as Howe Barnes believes that investors focus more on price to earnings multiples than price to book value multiples. We have revised the proxy statement in response to this comment (see page 29).

6.	Comment: Please provide the data underlying the information included in the tables on page 29. We note that the data appears to be presented in the Howe Barnes report at pages 12 and 16-17. Also, please explain in your disclosure why Howe Barnes selected pricing ratios, as presented in your disclosure, different from the ones appearing in the aforementioned pages of its report.

Response: We have revised the proxy statement in response to this comment and provided the underlying data for the above mentioned tables and explained why Howe Barnes selected the pricing ratios presented in the disclosure (see pages 29, 30 and 31).

Securities and Exchange Commission

December 2, 2005

7.	Comment: Please explain why Howe Barnes selected the first and third quartile measures as relevant to its analyses.

Response: Howe Barnes used quartiles to exclude outliers and focus on the 50% of the data surrounding the median. We have revised the proxy statement in response to this comment (see page 30).

Discounted Cash Flow Analysis, page 30

8.	Comment: We note that Howe Barnes reviewed financial projections prepared by the company. We further note that financial projections are included on page 20 of the valuation report filed as exhibit 2 to the Schedule 13E-3. Please include the projections and the material assumptions underlying the projections. Please provide the “dividendable income” on a basis that allows security holders to relate to the projections to the table in this section.

Response: We have revised the proxy statement in response to this comment and have included the requested projections (see page 32). The material assumptions underlying the projections were already included in the paragraph above the projections.

9.	Comment: Please explain how Howe Barnes determined that terminal multiples of 14.0x–18.0x earnings were the most appropriate indicators of value. Disclose the industry averages.

Response: We have revised the proxy statement in response to this comment. We have provided the supporting data used to determine the terminal multiples and we have provided the industry averages (see page 33).

Going Private Premium Analysis, page 31

10.	Comment: Please provide the data that supports the premiums presented in the first table in this section.

Response: We have revised the proxy statement in response to this comment by adding to the referenced table columns for the transaction Price/Share and the Price one day before the announcement of the transaction (see page 35).

Securities and Exchange Commission

December 2, 2005

Series B Preferred Stock Analyses, page 32

11.	Comment: We note that Howe Barnes used a range of discount rates of 6%-9% in its dividends discount analysis for the preferred stock. We also note that on page 37 of Howe Barnes’ report, none of the dividend yields is higher than 7.95%. Please reconcile.

Response: We have revised the proxy statement in response to this comment to explain why the range of discount rates used was 6% to 9% (see page 36).

Description of the Plan, page 37

12.	Comment: Please tell us why you have not provided disclosure regarding the accounting treatment of the reorganization. Refer to Item 1004(a)(2)(vi) of Regulation M-A.

Response: Item 1004(a)(2)(vi) of Regulation M-A requires disclosure of the accounting treatment of a transaction only if the accounting treatment is material. In this transaction, the accounting treatment is not material because the merged company has no assets or operations and was formed solely to facilitate the Reorganization. As a result, the above referenced disclosure is not required.

Information about Southern and its Affiliates

Directors and Executive Officers, page 41

13.	Comment: Please provide the country of citizenship for each person listed in this section and the address for each of your executive officers and “Other Affiliates.” Refer to Item 1003(a) and (c)(5) of Regulation M-A and Instruction C to Schedule 13E-3.

Response: We have revised the proxy statement in response to this comment (see pages 45 and 46).

Selected Historical Financial Data, page 50

14.	Comment: Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item 1010(a)(3) of regulation M-A.

Response: We have revised the proxy statement in response to this comment (see pages 53 and 54).

Securities and Exchange Commission

December 2, 2005

Please note that because September 30, 2005 financial information for the Company is now available, we have included the September 30, 2005 financials in the Amendments in lieu of the June 30, 2005 financials. Appropriate changes to various numbers and percentages were made accordingly and are marked.

In your letter, you requested a statement from the company and all additional filing persons containing certain acknowledgements. Attached as Exhibit A to this letter is the requested statement.

Thank you for your consideration of our responses to your comments.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6648 or Katherine Koops at (404) 572-6819. Our fax number is (404) 572-6999.

Very truly yours,

/s/ F. Donald Nelms, Jr.

F. Donald Nelms, Jr.

Enclosures

952506

cc:
David A. Bean
Katherine Koops, Esq.

EXHIBIT A

Each of the undersigned filing persons hereby acknowledges and confirms that:

•	each of the undersigned filing persons is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	none of the undersigned filing persons may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 2nd day of December, 2005.

SOUTHERN BANCSHARES (N.C.), INC.

By:	/s/ John C. Pegram, Jr.
John C. Pegram, Jr.
Chairman of the Board and President

SOUTHERN INTERIM CORP

By:	/s/ John C. Pegram, Jr.
John C. Pegram, Jr.
President

SOUTHERN BANCSHARES (N.C.), INC. AFFILIATES:

/s/ David A. Bean
David A. Bean

/s/ Bynum R. Brown
Bynum R. Brown

/s/ William H. Bryan
William H. Bryan

/s/ Robert J. Carroll
Robert J. Carroll

/s/ Hope H. Connell
Hope H. Connell

/s/ J. Edwin Drew
J. Edwin Drew

/s/ Moses B. Gillam, Jr.
Moses B. Gillam, Jr.

/s/ Frank B. Holding
Frank B. Holding

/s/ Frank B. Holding, Jr.
Frank B. Holding, Jr.

/s/ Lewis R. Holding
Lewis R. Holding

/s/ M.J. McSorley
M.J. McSorley

/s/ W. Hunter Morgan, Sr.
W. Hunter Morgan, Sr.

/s/ W.A. Potts
W.A. Potts

/s/ Charles L. Revelle, Jr.
Charles L. Revelle, Jr.

/s/ Charles O. Sykes
Charles O. Sykes

/s/ John N. Walker
John N. Walker

/s/ R.S. Williams
R.S. Williams